UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
AtomicO8 Inc.

Legal status of issuer

Form
C Corporation, formerly limited liability company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 5, 2018 as a limited liability company, converted to a C corporation on May 13th, 2020

Physical address of issuer
7612 Vicky Ave.
West Hills, CA 91307

Website of issuer
www.atomico8.com

Name of intermediary through which the offering will be conducted
Fundme.com, Inc.

CIK number of intermediary
0001683485

SEC file number of intermediary

007-00078

CRD number, if applicable, of intermediary
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of five percent (5%) of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

Type of security offered
Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
December 31, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (2019)
Total Assets	$32,500
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Accounts Payable	$0
Notes Payable	$26,596
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Loss	($26,596)

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Markus Toffe
(Signature)

Markus Toffe
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Markus Toffe
(Signature)

Markus Toffe
(Name)

Chief Executive Officer
(Title)

August 24, 2020
(Date)

/s/Kristen Montez
(Signature)

Kristen Montez
(Name)

Chief Operations Officer
(Title)

August 21, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

August 24, 2020

AtomicO8 Inc.



Up to $1,070,000 of Crowd Safe Units of SAFE (Simple Agreement for Future Equity)

AtomicO8 Inc., a Delaware corporation ("**AtomicO8**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $50,000 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,070,000 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by December 31, 2021 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**1933 Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.atomico8.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.fundme.com/atomico8

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

AtomicO8 Inc., is a Delaware corporation that was converted from a limited liability company on May 13th, 2020; the Company was initially formed on September 5, 2018.

The Company's business address is 7612 Vicky Avenue West Hills, CA 91307.

The Company's website is www.atomico8.com.

The Company is headquartered in California but conducts business throughout the United States through its website.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the Fundme.com website under www.fundme.com/atomico8 and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Units of Crowd SAFEs being offered	$50,000
Total Units of Crowd SAFEs outstanding after Offering if Target Offering Amount met	50,000*
Maximum amount of Units of Crowd SAFEs being offered	$1,070,000
Total Units of Crowd SAFEs outstanding after Offering if Maximum Offering Amount met	1,070,000*
Purchase price per Security	$1.00 per Unit
Minimum Individual Purchase Amount	$500+
Offering deadline	December 31, 2021
Use of proceeds	See the description of the use of proceeds on page 40 hereof.
Voting Rights	See the description of the voting rights on page 573.

*The total number of Crowd SAFEs outstanding is subject to increase in an amount equal to the Intermediary's fee of 2.0% of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 5.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$500.00	$2,500	($2,000)
Aggregate Target Offering Amount	$50,000	$1,500	$48,500
Aggregate Maximum Offering Amount	$1,070,000	$53,500	$1,016,500

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) In addition to 5% of the offering proceeds, the Intermediary will also receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history with which to judge our performance.

We have been in existence since September 2018. Although the principals have substantial experience in the technology and healthcare industry, the Company is largely newly formed and has no operating history upon which to evaluate our business and prospects. Our proposed business operations will be subject to numerous risks associated with early stage enterprises. These risks apply particularly to us because the markets for our products and services are new and rapidly evolving. We cannot assure shareholders that our business strategy will be successful or that we will successfully address these risks. Our failure to do so could materially adversely affect our business, financial condition and operating results.

If we are unable to retain the services of principals and officers and successfully recruit additional skilled personnel, we may not be able to continue our operations.

Our success depends to a significant extent upon the continued services of our principals and officers. Loss of the services of such persons could have a material adverse effect on our growth, revenues, and prospective business. In addition, to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified skill personnel. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

Control by Management

As of March 31, 2020, the Company's directors, officers and advisors own 100% of the Company's outstanding Common Stock Shares and none of the Preferred Stock. Upon completion of this Offering, the Company's directors, officers and advisors will still own approximately 74% of the outstanding Common Stock Shares of the Company and approximately 73% of the total issued and outstanding capital stock of the Company. Upon completion of this Offering, the Investors will have a limited ability to vote for the Company's Board of Directors and vote on other matters.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock or Preferred Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and holdings. As a result, the Company does not anticipate paying any cash dividends to its stockholders for the foreseeable future.

A failure of the Company's technology infrastructure could have a material adverse effect on the Company's operations and financial results.

Our business performance depends upon the effectiveness of the ProviderActive Platform, the failure of which could materially impact our business and financial results. We will undertake significant investments in our technology infrastructure to effectively and efficiently make improvements to our existing technology platform. Notwithstanding, we may not be able to effectively market, sell, or achieve our expected revenue growth and we could experience a significant competitive disadvantage in the marketplace.

Future disruptions in the financial markets or deteriorating economic conditions could adversely impact the technology and healthcare markets as well as the market for debt-related investments generally, which could hinder our ability to implement our business strategy and generate value in the Company.

Future disruptions in the financial markets or deteriorating economic conditions may impact the demand for and availability of our products and services. During periods of volatility, the number of investors participating in the market may change at an accelerated pace.

Potential Risks Associated with COVID-19
There has been a global outbreak of coronavirus disease ("**COVID-19**") which began in China and has quickly spread to many countries throughout the world including the United States and Europe. This outbreak has led (and may continue to lead) to disruptions in the global economy. On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic. On March 13, 2020, President Trump declared a national state of emergency under the Stafford Disaster Relief and Emergency Assistance Act, which permits the use of up to $50 billion of FEMA funds to combat the pandemic, directs state governments to create emergency operations centers, hospitals to activate emergency preparedness plans, and gives the U.S. Secretary of Health and Human Services emergency authority to waive certain federal regulations to allow greater flexibility to hospitals and doctors in treating patients. On March 25, 2020, the U.S. Senate passed legislation providing for approximately $2 trillion of relief to states, businesses and individuals, and such legislation is expected to be approved by the U.S. House of Representatives and thereafter enacted into law by signature of the President on March 27, 2020. The economic impact of the disease has led to extreme volatility in the stock market and capital markets. The Federal Reserve has recently taken emergency action to further cut its benchmark rate down to a range of between 0% and 0.25%, to inject additional funds into the short-term lending markets and to implement quantitative easing and other measures to support financial institutions, other businesses and the credit markets. Central banks in Europe, the United Kingdom and other countries are implementing similar and other measures to support financial markets. Although it cannot be predicted, additional action by the Federal Reserve as well as other federal and state agencies is possible in the near future.

Additionally, the U.S. federal government, as well as several state and local governments including Connecticut, California, Illinois, New Jersey and New York, have adopted a number of emergency measures and recommendations in response to the COVID-19 outbreak, including imposing travel bans, "shelter in place" restrictions, curfews, cancelling events, banning large gatherings, closing non-essential businesses, including, but not limited to bars, restaurants, movie theatres and gyms, and generally promoting social distancing (including in the workplace, which has resulted in a significant increase in employees working remotely). Although it cannot be predicted, additional policy action at the federal, state and local level in the near future is likely. The COVID-19 outbreak (and any future outbreaks of COVID-19) and resulting emergency measures has led (and may continue to lead) to significant disruptions in the global supply chain, global capital markets, the economy of the United States and the economies of other nations where an outbreak of COVID-19 has occurred or may occur. Concern about the potential effects of the COVID-19 outbreak and the effectiveness of measures being put in place by governmental bodies and reserve banks at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools, restaurants and gyms) to contain or mitigate its spread has adversely affected economic conditions and capital markets globally, and has led to significant volatility in global financial markets. In certain U.S. cities and states, the COVID-19 outbreak has resulted in a near total cessation of all non-essential economic activities, with some businesses temporarily suspending operations and laying-off employees, and many businesses including financial services companies permitting or requiring employees to work remotely. The disruption and volatility in the credit markets and the reduction of economic activity in severely affected sectors may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally.

The outbreak (and any future outbreaks) of the coronavirus disease may lead to further volatility in or disruption in the capital markets and may result in further government actions or policy decisions that may adversely affect the Securities. There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the impact of the COVID-19 outbreak. There is little certainty as to when the COVID-19 outbreak will abate, or when and to what extent the Unites States economy will recover from the disruption caused by the COVID-19 outbreak. The disruption and volatility in the credit markets and real estate markets may continue for an extended period or indefinitely, and may lead to a recession in the United States and/or globally. Investors must consider and understand that the extent of the economic disruption and market volatility that has been, and may be, caused by the COVID-19 outbreak could be as severe, or even more severe, than that of the 2008 financial crisis or other similar economic crises.

If our security measures are breached or unauthorized access to individually identifiable biometric or other personally identifiable information is otherwise obtained, our reputation may be harmed, and we may incur significant liabilities.

In the ordinary course of our business, we may collect and store sensitive data, including personally identifiable information ("PII"), owned or controlled by ourselves or our customers, and other parties. We communicate sensitive data electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of business-critical information, including research and development information, patient data, commercial information, and business and financial information. We face a number of risks relative to protecting this critical information, including loss of access risk, inappropriate use or disclosure, inappropriate modification, and the risk of our being unable to adequately monitor, audit, and modify our controls over our critical information. This risk extends to the third-party vendors and subcontractors we use to manage this sensitive data. As a custodian of this data, Cloud structure therefore inherits responsibilities related to this data, exposing itself to potential threats. Data breaches occur at all levels of corporate sophistication (including at companies with significantly greater resources and security measures than our own) and the resulting fallout stemming from these breaches can be costly, time-consuming, and damaging to a company's reputation. Further, data breaches need not occur from malicious attack or phishing only. Often, employee carelessness can result in sharing PII with a much wider audience than intended. Consequences of such data breaches could result in fines, litigation expenses, costs of implementing better systems, and the damage of negative publicity, all of which could have a material adverse effect on our business operations and financial condition.

Privacy and data security laws and regulations could require us to make changes to our business, impose additional costs on us and reduce the demand for our software solutions.

Our business model contemplates that we will transmit a significant amount of personal or identifying information through our platform. Privacy and data security have become significant issues in the United States and in other jurisdictions where we may offer our technology solutions. The regulatory framework relating to privacy and data security issues worldwide is evolving rapidly and is likely to remain uncertain for the foreseeable future. Federal, state and foreign government bodies and agencies have in the past adopted, or may in the future adopt, laws and regulations regarding the collection, use, processing, storage and disclosure of personal or identifying information obtained from customers and other individuals. In addition to government regulation, privacy advocates and industry groups may propose various self-regulatory standards that may legally or contractually apply to our business. Because the interpretation and application of many privacy and data security laws, regulations and applicable industry standards are uncertain, it is possible that these laws, regulations and standards may be interpreted and applied in a manner inconsistent with our existing privacy and data management practices. As we expand into new jurisdictions or verticals, we will need to understand and comply with various new requirements applicable in those jurisdictions or verticals.

To the extent applicable to our business or the businesses of our customers, these laws, regulations and industry standards could have negative effects on our business, including by increasing our costs and operating expenses, and delaying or impeding our deployment of new core functionality and products. Compliance with these laws, regulations and industry standards requires significant management time and attention, and failure to comply could result in negative publicity, subject us to fines or penalties or result in demands that we modify or cease existing business practices. In addition, the costs of compliance with, and other burdens imposed by, such laws, regulations and industry standards may adversely affect our customers' ability or desire to collect, use, process and store personal information using our software solutions, which could reduce overall demand for them. Even the perception of privacy and data security concerns, whether or not valid, may inhibit market acceptance of our software solutions in certain verticals. Any of these outcomes could adversely affect our business and operating results.

The Company's platform may not be widely adopted and may have limited users.

It is possible that the Company's platform and products will not be used by a large number of customers or that there will be limited interest in services presented on the platform. Such a lack of use or interest could negatively impact the development of the platform and products and therefore the value of the Company.

Alternative products may be established that compete with or are more widely used than the Company's products.

It is possible that alternative products that are materially similar to our platform and software which have better distribution, marketing or financial backing. The Company may compete with these alternative networks, which could negatively impact the acceptance and distribution of the platform and software services.

Our products are new concepts and may not achieve significant market acceptance.

Our concept of marketing, originating and funding our products and services is relatively new and untested. There can be no assurance that our products will achieve market acceptance. Investors acquiring Securities will bear the risks of investing in a novel, relatively untested type of business, as well as the risks of investing in a start-up. Any failure of the Company to perform as expected will have a material adverse effect on our prospects.

High Degree of Risk

Investing in the Securities involves a high degree of risk. The Securities are not publicly traded and, therefore, are less liquid. Additionally, Purchasers of the Shares are subject to holding period requirements. Additionally, Company is in an earlier stage of development and does not have historical results upon which investors can make their decisions regarding whether and how much to purchase. Accordingly, investing in the Shares requires high-risk tolerance, low liquidity concerns and long-term commitment. The Shares are not FDIC-insured; may lose value; and there is no bank guaranty. Purchasers must be able to afford to lose the entire amount paid for the Shares.

No Guarantee of Return on Investment

There is no assurance that the Company will be successful in generating income and fees and if the holders of the Shares will receive or realize a return on his/her/its investment or that any Purchaser will not lose his/her/its entire investment. For this reason, each Purchaser should read this Form C and all exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making a decision to purchase the Shares.

We have minimal operating capital, no significant assets and limited revenue from operations

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Shares or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to market and sell our products and services, could result in our bankruptcy or other event which would have a material adverse effect on us and our members. We have no significant assets or financial resources, so such adverse event could put your investment dollars at significant risk.

Financial projections require caution

Prospective investors are urged to consider that any financial projections which might be discussed by the Company or its officers, employees, etc. should not be understood as any guarantee or assurance made on behalf of the Company. Projections based on past performance data or mathematical models are subject to externalities and risks of which the compiler may not or could not be aware. Such projections would not and should not be construed as indications or guarantees of future financial performance, nor should they be understood as such by prospective investors. Prospective investors should be aware of the inherent inaccuracies of forecasting. Although the Company has a reasonable basis for projections it might make and provide them herewith in good faith, prospective investors may wish to consult independent market professionals about the Company's potential future performance.

There is a risk that the ProviderActive Platform, as developed, will not meet the expectations of users.

The ProviderActive Platform is presently under development and may undergo significant changes before release. Any expectations or assumptions regarding the form and functionality of the

ProviderActive Platform held by a Purchaser, may not be met upon release, for any number of reasons, including mistaken assumptions or analysis, a change in the design and implementation plans, and execution of the ProviderActive Platform.

There are conflicts of interest between us, our executive officers and affiliates.

Our executive officer, director and advisor, Markus Toffe, is a principal of other entities which healthcare technology services and management services to the Company as well as to other persons and entities. All of the agreements and arrangements between such parties, including those relating to compensation, are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the executive officers, directors and advisors and their Affiliates, and the limitations on such parties adopted to address these conflicts, are described below. The Company, and its officers, directors and advisors will try to balance the interests of the Company with their own. It is the intention of the officers, directors and advisors to focus their activity on the Company and to this end grant the Company first right of refusal on any investment opportunity that such persons are made aware of that might reasonably fall within the investment criteria of the Company. However, to the extent that such parties take actions that are more favourable to other entities than us, these actions could have negative impact on our financial performance and, consequently, on distributions to members and the value of our Shares.

The artificial intelligence, data centralizing, and analytics services may be subject to additional regulatory oversight and regulations.

The ProviderActive Platform and software may be subject to state and federal lending laws and regulations. This could require the Company to obtain approval from federal and state regulators and non-regulatory bodies, which the Company anticipates could be time and capital extensive. A portion of the proceeds of this Offering will be used for such purpose. If the Company is not successful in obtaining the necessary approvals, the marketability and use of services could be limited.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements

under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.

If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to the Securities

The Units of SAFE will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE. Because the Units of SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE may also adversely affect the price that you might be able to obtain for the Units of SAFE in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities; upon the conversion of the Crowd SAFE to CF Shadow Securities (which cannot be guaranteed), holders of Shadow Securities will be required to enter into a proxy with the intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which the occurrence of cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. The Company may pay dividends to its existing and future holders of capital stock without triggering the SAFE or incurring additional liabilities or obligations to Purchasers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In a dissolution or bankruptcy of the Company, Investors will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the Securities have been converted into CF Shadow Share Securities or SAFE Preferred Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of Crowd SAFE nor holders of CF Shadow Share Securities nor SAFE Preferred Securities can be guaranteed a return in the event of a dissolution event or bankruptcy.

While the Crowd SAFE provides for mechanisms whereby a Crowd SAFE holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

In certain events provided in the Crowd SAFE, holders of the Crowd SAFE may be entitled to a return of their principal amount. Despite the contractual provisions in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential purchasers should not assume that they are guaranteed a return of their investment amount.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Crowd SAFE agreement, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Crowd SAFE agreement, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Description of the Business

ProviderActive is a SaaS product of AtomicO8 focused on transforming health insurance (managed care) into a dynamic and responsive service for providers and their patients. ProviderActive connects medical and managed care operations across healthcare systems, eliminating the "waiting for approval," "claim is denied," surprise billing, and the other numerous issues associated with insurance-driven healthcare. Within ProviderActive's framework, Ai, Business Process Management (BPM), and Big Data converge to respond in real-time to the actions and operations of providers and payors. ProviderActive simplifies insurance-driven care, giving freedom back to physicians and their patients, and at the same time, lowering healthcare costs.

ProviderActive is a subscription-based SaaS solution that eliminates the complexity of managed care and brings resources back to patient care and away from administrative overhead. The integration of Ai, BPM, and Big Data within the unified ProviderActive framework solves current healthcare crises with the agility to answer the demands of the future.

Payors and providers are actively searching for ways to make care more affordable and accessible while also keeping their businesses and practices viable. The inability of healthcare organizations to access or assemble comprehensive data drives up the cost of care, delays treatment, and further complicates managed care operations. The healthcare data swamp is the culmination of duplicative, incomplete, and incongruent data siloed within systems across the industry and unable to deliver comprehensive information. The "silent pandemic" of patient needs exceeding available resources, filling ERs, lowering access, and reduces the provider's time with their patient to only minutes. Providers are transitioning their practices to volume over quality to offset ever-increasing administrative burdens. The development and integration of a cohesive data strategy for the exchange of both medical or managed care data is time, resources, and cost-prohibitive.

ProviderActive transforms healthcare data into accurate, comprehensive, and contextual data, which is the foundation for meaningful and actionable information. ProviderActive's capabilities and AtomicO8's market position is filling the space between medical services and managed care operations. The chaotic space between medical services and managed care operations is where virtually all of today's issues with managed care reside. ProviderActive addressing both healthcare's data and operations fracture at the industry levels brings resources back to patient care.

AtomicO8's market position is the space between payors and providers, where the fundamentals of managed care create the most friction and drive administrative costs. AtomicO8 works with payors in the transformation of their plan, provider, and business operations into intuitive workflows that drive the services of ProviderActive. A healthcare data backbone SaaS solution, ProviderActive, interconnects the systems, and resources between payors and providers. Sold to payors as a subscription SaaS solution, then distributed across their provider networks.

AtomicO8's understanding of the diversity and complexity of healthcare businesses and their systems creates custom integration solutions for seamless connectivity. ProviderActive transforms healthcare data from a passive asset into an active resource that responds to payors, providers, and members with real-time information and intuitive managed care operations.
Healthcare is contextual with information giving meaning to information, exemplified when an individual's medical history provides context to help with diagnosis. ProviderActive's data and process management services are not isolated functions; they are contextual operations. Every action, service, and process across ProviderActive are interdependent, as is everything in medical and managed care. Ai driven services such as graph relationship building, BPM identification, and deep analytics are persistent functions across the entire data landscape. The constant building of data relationships in real-time during Ai data ingestion then triggering BPM processes, pre-defined events, deep analytics, etc., when not directly initiated by a user. The administrative burden on payors and providers that drives cost is the manual process of identifying and documenting relevant information for claim submission, authorizations, disputes, and extending into fraud identification. ProviderActive takes the complex task of interdependent healthcare services from manual processes into a real-time persistent data operations.

ProviderActive uses the data context created by graph relationships to identify and traverse all the medical and managed care events starting with a single diagnosis. Intersections are points where medical and managed care services intersect, and from any single point (claim, diagnosis, Rx, etc.), users and systems traverse that specific healthcare supply chain. ProviderActive identification of data intersections in real-time continues to transform medical and managed care, going past customized services into contextual operations driven by intersections.

Unique Intersections

Healthcare data intersections from contextual relationships simplify managed care services for both payers and providers, lowering administrative costs, and reducing process cycle times. Intersections operate in real-time, performing managed care operations at the point of service, eliminating the "back and forth" between payors, providers, and members that delay care and drive costs. Through intersections, a single data point becomes the starting point for the identification or real-time building of a healthcare supply chain. Intersections are cornerstones of healthcare.

Understanding the Industry

AtomicO8 has a unique understanding of the problems of healthcare and solve them through a data backbone infrastructure. The leadership of AtomicO8 brings the unique experience of working with both payors and providers on top tier enterprise projects. ProviderActive's architecture shows a deep understanding of the challenges, needs, and constraints of both payors and providers by not offering "another system" to use. AtomicO8's design of ProviderActive encompassing the technology, pricing, and end to end management services answers both the need for technology while working within industry and business constraints.

Finance Methodology

ProviderActive is a SaaS subscription service purchased by payors at a fixed rate through the length of the contract. The pricing disciple eliminates "up-charging" typically with healthcare IT projects and a source of contention with IT executives. AtomicO8's flat fixed monthly pricing model eases entery to market barriers by enabling payors to calculate accurate ROI by eliminating

budget overruns. While AtomicO8 maintains fixed pricing, the provided financial model still delivers 12.4% ($17m) net profitability after 3 years of operations.

Revenue Projections

ProviderActive uses a SaaS subscription model with an initial 50% of a new contract paid by the customer at the time of signing the agreement. The remainder paid quarterly through the subscription agreement. The subscription price is a fixed rate calculated on the number of members within the plan or line of business being service by ProviderActive.

The current projection model shows positive income from a client starting in the 10th month after an initial 1m capital raise is completed. The marker of the 1m completed capital raise to begin ramping up in the building of ProviderActive in preparation for starting market entrance in month 7 with a first client goal by month 10.

Revenue estimations begin with the first contract servicing 566 thousand members from a single a LOB within payors of a targeted total member count of 4m or more. The expectation is payors signing a minimum 4 year contract as the ROI for the payor is not expected till after 1 full year after full implementation.

The projected onboarding of new clients is tarted for every year after the first customer. New customer contracts are anticipated to service between 766 thousand and 333 thousand members. ProviderActive as a subscription service, the addition of each new healthcare payor compounds with revenues from the previous.

Use of Capital

AtomicO8 will use the proceeds from this offering to continue marketing and product development. As a technology hybrid organization in healthcare service the first 5 months AtomicO8 operates as an exclusively "virtual organization." The majority of resources used in the first 5 months are vendors and knowledge workers that typically work off-site. AtomicO8 operating as a virtual organization enables the use of capital funds for business development rather than office rent and the associated costs. Operating month 7 begins the ramp-up for entrance into the market with the establishment of a home office location for the housing of full-time staff.

AtomicO8 utilizing exclusive and dedicated hosted and managed services for ProviderActive, eliminates the overhead, management, and operations of the data centers required for ProviderActive. Outsourcing in the hosting and development services of ProviderActive to dedicated solutions developers allows AtomicO8 higher control over costs and more efficient use of capital.

Coordination of Care

Transformation of healthcare data into an intersectional, contextual, and cohesive resource enables payors and providers to provide comprehensive coordination of care. ProviderActive an Ai and BPM data backbone drive information and processes through both payor and provider organizations, decreasing managed care process times, and ensuring providers have the necessary patient information. Coordination of care is a persistent function of ProviderActive in the management and access of member information across their care network.

Quality of Care

Quality of Care is the quantification of the services delivered to a member across their entire care landscape, encompassing both healthcare service providers and payors. ProviderActive's unique market position and technology of creating contextual healthcare data provides deep multi-layered analytics. Care delivery supply chains eliminate the constraints of traditional large scale data reporting in enabling a single data point to the focus of extensive reporting. The graph data relationships enable reporting and analytics services that traverse the entire data landscape in real-time. Quality of Care analytics is a persistent operation with constant monitoring for trends and key events such as repeated repair of an implanted medical device.

Cost of Care

ProviderActive's cost of care services focus on giving payors and providers two primary tool-sets, the first being contextual deep analytics, and the second intuitive process management. Deep and contextual analytics is both a persistent Ai driven operation and pre-defined ad-hoc service. Analytics, as a persistent operation, is the identification of patterns that drive costs. Transformation managed care operations into intuitive Ai driven processes that guide users and drive data, directly target administrative overhead for both payers and providers.

The Solution



PROVIDER
Engagement
Working with providers for the integration and support of ProviderActive across their practice.

BUSINESS PROCESS MGMT
Data Driven
Transformation of managed care processes into intuitive BPM driven workflows.

Ai SERVICES
Intuitive Data
Transforming healthcare data into actionable and meaningful information.

INTEGRATE
Connecting Systems
Seamless integration with your enterprise and providers' systems.

ANALYTICS
Deep Insight
Utilizing data from across your landscape drive deep analytics and real-time reporting.

Connecting Providers


PROVIDER ENGAGEMENT
001
Eligibility & Benefits
ProviderActive member cards and signature verification deliver detailed eligibility data to providers in real-time and create auditing records for utilization management and fraud prevention.
002
Real-Time Exchange
Eliminates the silo effects that prevent the exchange of information from healthcare systems both across your enterprise and between the providers responsible for the care of your members.
003
Medical Services
AI data ingestion transforms patient medical data into a single cohesive format, thus giving systems and individuals access to real-time medical information without compromise to privacy and security of PHI.
004
Intersecting Care
Managed care services and requirements arestreamlined into automated BPM and AI driven processes that allow providers and your enterprise to focus on member care without administrative burden.
005
Information Exchange
Data silos that fracture healthcare information across systems are eliminated, giving your enterprise and providers customized real-time member information through existing enterprise and EMR systems.
006
Administrative Coordination
Lowering administrative costs for both providers and your enterprise through BPM services. Information validation is always performed before submission, then routed to the right system, group, or individual for processing.
007
Claims Management
Claims and similar report information (EOB, RA, etc.) are interactive, offering users click-through access to all associated data (medical records, authorizations, diagnosis, etc.).
008
Data Intersections
Claims and similar report information (EOB, RA, etc.) are interactive, offering users click-through access to all associated data (medical records, authorizations, diagnosis, etc.).
Eligibility & Benefits
Information Exchange
Medical Services
Coordinating Care
Seamless Information Exchange
Administrative Operations
Claims Management
Member / Provider Services
001
002
003
004
005
006
007
008
PROVIDERS
10

Provider Services

AtomicO8 works across each payor's enterprise in the translation of their existing business processes into intuitive BPM workflows and real-time Ai powered deep analytics. The dynamic and unique needs of each aspect of a payor's business typically encompass multiple plans and plan types, even extending across multiple states. ProviderActive's architecture enables integration, customization, and creation of features and functionality to the individual business operations group. The granular flexibility and customization within ProviderActive ensure that solutions fit the business and not the business having to fit the solution.

Direct Engagement

AtomicO8 maintains a dedicated provider engagement group. The provider engagement teams develops relationships with each provider and their office, helping to drive utilization and ensuring a consistent ROI for the payor. AtomicO8's provider engagement creates customized services, including large scale events, in-office visits, and an on-call resource. Creating and maintaining a partnership with providers creates a steady knowledge from providers for continuous ProviderActive product improvement. ProviderActive's granular flexibility enables customized functionality and integration customized to the needs of each healthcare services provider.

Multi-Channel

Atomic08 utilizes numerous engagement and communication channels with providers (e.g., in-person, webinar, regional and local events, etc.) in order to maintain a consistent dialogue and notification process of new or added features and functions of ProviderActive.

Active Monitoring

Provider utilization, customer service analytics, and trend analysis give detailed reporting data at the individual ProviderActive user level. This information (e.g., utilization, abandonment, task completion) is collected without impacting PHI data. AtomicO8 works with payors and providers in constantly improving features and services that driving utilization and expand ProviderActive's market share.

Integration

Atomic08 maintains dedicated teams to work with large-scale providers that have more robust needs for integration and ongoing support. These dedicated product and technology groups maintain an in-depth understanding of the operations and systems of these providers. Due to the large-scale impact of these providers on payors, Atomic08 ensures the same level of customization of features and functionality as delivered to payors.

Business Process Management



User Services and Operations

Initial customization of services, features, functionality, and capabilities based on the user's profile, type, permission, and function. Customization also applies to connected systems.

Plan Requirements & Processes

Translation of plan operations and requirements; therefore, before the related transaction is completed, all plan operations and conditions are met before submission.

Department & Group Operations

Translation of business operations specific to department and groups enabling comprehensive management in the flow of information between individuals and systems.

Business Operations

TTranslation of enterprise operations and requirements universal across all business and operations ensuring consistent application across the enterprise.

State / Local Compliance

Real-time application of state and local entities' regulations for each specific plan, member care, provider services, and payer guidelines.

Regulatory / Compliance

Application of Federal rules and regulations for the governance of medical and managed healthcare services. BPM processes perform the consistent application of regulatory requirements.

Connected Services

ProviderActive's BPM engine contains direct translations of payor, provider, and industry operations within intuitive data-driven processes. ProviderActive's BPM intuitive workflows, customized in real-time, based on both data and user input. Intuitive workflows simplify and automate managed care processes by actively guiding users, validating and adding information then routing the request to the correct system, groups, or individuals.

Customization

ProviderActive's BPM intuitive workflows are the direct translation of plan requirements, business operations, provider and member services, and all other managed healthcare processes. AtomicO8 takes responsibility for the creation of the intuitive workflows that drive the services and functionality of ProviderActive. Intuitive workflows eliminate operational backlogs and delays that force administrative costs higher for both your enterprise and providers, resulting in higher premiums for members.

Integration

ProviderActive's BPM engine makes existing healthcare processes into intuitive, user responsive, and data driven operations based on the business rules within the BPM Stack. AtomicO8's BPM engine as
part of the In-Line architecture seamless drives the flow of information and resources between organizations. Active monitoring and management of the BPM engine give AtomicO8 detailed utilization data without exposing PHI.

Simplification

ProviderActive's Ai identifies, selects, and guides users through processes while concurrently customizing the user's active workflow. Intuitive workflows enforce dynamic sequential progression through identified dependencies by following best practices, plan requirements, regulatory compliance, and provider operations. Ai integration and data centralization end the constant searching and requesting information, reducing process time and resources.

Management

Understanding that all aspects of healthcare are constantly changing, AtomicO8 maintains an active role in the control of all intuitive workflows across the healthcare industry. ProviderActive's BPM architecture enables both scheduled and ad-hoc deployment of any new processes or changes to existing workflows. AtomicO8's managed of ProviderActive eliminates the need for the allocation of resources by payors or providers.

AI Driver Services


Data Ingestion
Ai data transformation and normalization of healthcare data through deep inspection, interpretation, and meta-data expansion.
Data Integration
Real-time dynamic relationship building between each data point across the entire EcoSystem.
Data Traversal
ProviderActive centralization of data enables management of all healthcare data as a single object.
Pattern Recognition
Monitoring across the entire data environment for pattern recognition and comparative analysis of medical and managed care services.
Care Causality
Connecting care with services and identifying the relationships between patient-delivered services across providers based on diagnosis and treatment patterns.
Ai SERVICES
14

Foundation Services

ProviderActive's Ai performs integration, normalization, analytics, and coordination of both medical and managed care data across each payors data landscape. ProviderActive eliminates the healthcare data swamp, accomplished through normalization, metadata expansion, and persistent dynamic relationship-building across the entire data ecosystem. Causality driven data relationships connect data points through the identification of member and provider causal actions and activities. Ai driven data ingestion is the foundational intersection between payors and providers.

Data Ingestion

ProviderActive's Ai data ingestion expands every medical and managed care data point through the creation of contextual metadata, dynamic graph relationships, and performance of deep analytics in real-time. Normalization of data into ProviderActive eliminates data silos, making healthcare data instantly accessible to systems, individual users, payor, providers, and government agencies. BPM driven real-time data dissemination during ingestion ensures that healthcare organization have access to comprehensive information.

Relationships

ProviderActive's persistent graph relationship environment is constantly building and expanding the data intersections. Dynamic graph relationships identify all possible intersections of each data point throughout the entire ecosystem. Dynamic data intersections facilitate ProviderActive's Ai services such as causal relationships. All healthcare data is intersectional; centralization of data within ProviderActive builds the relationships between all data stored across both payor and provider data infrastructures.

Persistent

ProviderActive's Ai traverses the entire data ecosystem, managing the exponential vertical and horizontal growth of healthcare data. Ai pattern identification across both medical and managed care data landscape performs unique comparative analytics against all operations such as integrated systems, member and provider services, continuity of care and business operations. ProviderActive's Ai is continuously monitoring and managing the entire data landscape in real-time.

Causality

ProviderActive's Ai causality identification operates at the member level through the identification of the intersections of medical services and managed care using all data points (e.g., diagnosis codes, physician's notes, authorizations, prescriptions, etc.). ProviderActive's Ai 's real-time persistent monitoring begins with initial diagnosis through treatment, ensuring continuity of care validated by comprehensive analytics and reporting.

Systems Integration

Expanding Systems ProviderActive, a SaaS solution, integrates with existing payor and provider systems to broaden their capabilities and improve their ROI without reinvestment in existing technologies. Integration with existing solutions enables the rapid implementation and adoption of ProviderActive's across the industry. AtomicO8's strategy is the seamless integration of ProviderActive with existing solutions and prevent the creation of 'another siloed solution'. ProviderActive is a data backbone for the synchronization and cross-validation of data across all connected systems.

Payor Systems

ProviderActive's intersection of data and interconnection of systems enables the seamless exchange of data across payors and provider in compliance with data security and government guidance of PHI data. AtomicO8 works with payors and their provider networks to create customized data connectors with existing and new systems then enables data exchange across the ProviderActive data backbone.

ProviderActive's BPM engine drives the flow of data between systems, making data exchange a business process-driven operation not another data repository.

Provider Systems

Through AtomicO8's provider engagement in development of custom integration with EMR and any other practice management solution for real-time data exchange and access to ProviderActive's services through existing systems. Provider engagement services and utilization monitoring enable AtomicO8 to work directly with providers for continuous improvement, customization, and creation of new features and functions that further drive utilization of ProviderActive.

External Data

ProviderActive enables the seamless exchange of information across healthcare without the significant cost and duplicative efforts required for disparate systems synchronization. ProviderActive's operation as an intelligent data warehouse cross-validates data collected from multiple systems, ensures the most accurate and consistent data available, not only providing synchronization of data but also continuity and accuracy. Customized data translation and data delivery minimize impact and requirements of your existing technology while incorporating customized Provider Active services, increasing the ROI of your current technology investments without disruption to existing payor or provider operations.

Analytics

Data to Information

Deep analytics driven by ProviderActive's Ai delivers real-time data sets customized to the specific needs of each business and system. ProviderActive's Ai dynamic graph relationships interconnect data across the ecosystem, providing a new depth of reporting, comparative analytics, and trend analysis. ProviderActive delivers customized, organization specific, on-demand reporting without constant data requests or complex searches.

Persistent Analytics Processes

ProviderActive's Ai drives deep comparative analytics, trend analysis, data monitoring, and management across the entire ecosystem. Centralization and integration of information within ProviderActive through Ai data ingestion enables complex metrics, reporting, and analytics. Persistent deep analytics with BPM driving data operations have integrated triggers and tracking functionality, delivering real-time notifications.

Depth of Data

Eliminating data fracture and siloed data through connectivity and centralization within ProviderActive enables deep analytics without boundaries. Intuitive BPM operations transform current manual review processes into intelligent Ai driven services. ProviderActive's depth of information allows extensive cross-validation of data that ensures accuracy, identifies fraud, streamlines managed care and improves quality of care by giving providers comprehensive patient information.

Actionable Data

ProviderActive's identification of care delivery supply chains provides a single view of the treatments, services, operations, and organizations that participate in each member's treatment. Cohesive data modeling occurs through Ai data graph relationships and cognitive data point associations. This provides qualitative and actionable information for the improvement of coordination of care, quality of care, and lowering the cost of care for each member.

Managed Services

AtomicO8 maintains responsibility for working across payors and providers in creation and management of all reporting and analytics. ProviderActive's Ai driven analytics and reporting are comprised of multiple parallel queries initiated through ad-hoc requests, batch events, and other various triggers. Healthcare data management reporting and analytics are time and resource-intensive processes included as a service of ProviderActive by AtomicO8.

Key Customers

Healthcare payors are the subscribing organizations of the ProviderActive subscription SaaS service. ProviderActive's cost is calculated from the number of members in the serviced plan(s). AtomicO8 divides "customers" into three, payors, providers, and members with direct services for payors and providers. Identifying the three key customer types clarifies the need for an integrated strategy for long-term success.

Payors

Payors are the purchasing subscribers of ProviderActive and the target of AtomicO8's revenue-focused sales efforts. AtomicO8 maintains on-going sales efforts with payors even after customer acquisition, anticipating that ProviderActive will not be initially contracted as a full enterprise solution but only with selected lines of business or specific products. Payors are one of the most significant driving forces in healthcare only behind state and federal regulations and are under constant scrutiny. These organizations have the will and financial capacity for new or partial enterprise solutions. The fixed price model of ProviderActive gives payors several paths for almost immediate recuperation of the cost before a solution-driven ROI can be realized.

Providers

Healthcare providers are engaged similar to payors in taking a proactive approach with regular engagement and communication. While ProviderActive is given to providers as a value-added service from the payors AtomicO8 active drives the adoption, integration, and utilization. AtomicO8 takes an active approach with all providers across each segment of the payor's provider network being serviced by ProviderActive.   The active engagement with providers ensures utilization, continuous improvement information, and user feedback for research and development.

Market Opportunity

Payor Targeting

Targeting mid to large scale payors with 4m+ total member enrolment across their enterprise and including subsidiaries. Initially targeting Payers who have a significant presence in California, of which most have some national presence. Starting in California is not a hard requirement; however, it is identified as yielding the most immediate and long-term success. However, starting in California is not a hard requirement.

Payor Scale

The 4m mark presents both a soft ideal "minimum" in the number of members as the primary indicator these payors have the financial resources where ProviderActive is not "heavy" investment. Their fore would require significantly less time in their budgetary processes.

The revenue goals shown in the business plan income projections start with the servicing of 566,677 members, which is typically less than half of a significant LOB for any of the targeted organizations.

Larger payer organizations such as Anthem, the targeted member network size of 500+ is less than 10% of almost all primary lines of business.

Anthem LOBs		Targeted Member Network Size			
		566,667	766,667	500,000	
Local Group	15,848,000.00	3.58%	4.84%	3.15%	11.56%
National Accounts	7,778,000.00	7.29%	9.86%	6.43%	23.57%
Medicaid	7,615,000.00	7.44%	10.07%	6.57%	24.07%
BlueCard	6,197,000.00	9.14%	12.37%	8.07%	29.58%
Medicare	2,255,000.00	25.13%	34.00%	22.17%	81.30%
Total	**39,693,000.00**	**1.43%**	**1.93%**	**1.26%**	**4.619 %**

Expectation
> California payors, have the most extensive provider and member networks, most complex regulatory environment. This combination of need, demand, and resource facilitates this group of payers into making faster decisions on new products.

Note: While payors in California are the primary and initial target, AtomicO8 will also be pursuing other payors across the nation.

Competition

Epic
Epic is one of the largest EMR service providers with a well-established product and reputation in the healthcare industry. They are considered a market innovator and leader. They hold a significant presence in the healthcare market and have been moving into payer services, including one contract with a larger payor with the scope of services not yet clear.

Disadvantages
> They are cost-prohibitive to providers, with cloud-based solutions anticipated to drive down costs making it more accessible. However, Cloud-based (AWS, Google, MS Azure) services where large amounts of patient PHI (personal health information) is stored is being called into question. The use of stored PHI on "Big Data's" cloud services have been used for marketing and other processes that violate privacy regulations. The ability to use these services going forward may be called into question.

ProviderActive Advantage
> ProviderActive has a primarily different market position than EPIC and other EMR solutions; however, there is overlap in some functionality. AtomicO8 addresses and mitigates this issue by working with EMR solutions providers such as Epic for data exchange with a net result in the expansion of their user-facing solutions driven by ProviderActive. Epic as EMR for providers is not identified as a competitor but a point of integration.
>
> ProviderActive delivers to EMR systems a single conduit for payer and other EMR system cross connectivity without the integration of numerous data translation and ingestion services.   Payors further can mandate the electronic submission of information through ProviderActive, thus requiring EMR solutions and Providers to

utilize ProviderActive. ProviderActive's focus on EMR systems is integration as ProviderActive is not an EMR solution, and no cost to providers.

Availity (Anthem) & Payor Created Solutions

A provider portal that is owned and managed by payors and is looking to be a larger solution with other payor access to providers through the Availability platform. Availity is directly owned, controlled, and managed by a payor though its market implementation has been challenging, and functionality is not consistent. Anthem and others have made significant internal investments into this product, and it already has a market position with one of the largest payors.

ProviderActive Advantage

AtomicO8, through ProviderActive, brings industry-leading technology and resources without constraint for access by payors and their provider networks. ProviderActive's strategy for existing payor portals is similar to EMR systems in working with payors in the integration of ProviderActive into existing portal solutions. ProviderActive goes a step beyond that taken with EMR in offering payors the ability to replace existing portal solutions with ProviderActive, which will deliver a much better ROI. The flexibility of the ProviderActive architecture enables integration with systems across each payors architecture and then performing internal data reconciliation without disruption to existing systems. ProviderActive as an external solution provides flexibility and instant response to changes in business operations and systems where internally designed and managed solutions struggle.

Solutions such as Availity and other payor created portals, and managed solutions with other payors reticent to connect for fear of competitor analysis of their data as these solutions are presented as "multi-payor." The internal operations and managed of these types of internal solutions have or already lost their ROI.

Healthcare Analytics and Data Services
Numerous / Varied

The constantly increasing number of diverse solutions from a range of both new companies and established Big Tech. Each of these organizations utilizes various levels of proprietary technologies, methodologies, Ai algorithms able to deliver powerful analytics in virtually limitless formations. All of these companies, products, and services come with a single fatal flaw, which is their ability to perform is only as good as the data they can access. The fracture of healthcare data is extensive, with difficulties starting with healthcare providers unable to give accurate and comprehensive data about their organizations.

ProviderActive Advantage

ProviderActive's business and technology model starts with the integration with external systems and centralization of data, including payor, provider, and 3rd party healthcare analytics and data services. ProviderActive's business model is the unification of all the discordant systems across organizations, with the second step being analytics and business process management. Most analytics organizations place developing analytics first; however, shallow data results in shallow analytics.

Healthcare executives are looking for cohesive solutions that focus on bringing together data from across the healthcare spectrum, including within their organizations. ProviderActive's primary focus of systems integration and data normalization combined with extensive processing resources gives ProviderActive a competitive advantage. The business and technology architecture of AtomicO8 and ProviderActive enable the transformation of these indirect competitors into revenue streams by supplying clean and comprehensive data, according to HIPAA regulations.

Intellectual Property

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization	Owner
Application # 62/910,247	Provisional	**ProviderActive**	10/03/2019	USA	Elemental Companies Inc.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

AtomicO8 and the ProviderActive product are subject by definition and industry to direct and indirect approval requirements and compliance obligations. The obligation of compliance and certification is enacted before PHI, and any other associated covered live data is loaded into ProviderActive.

As a licensed business associate under the HIPAA rule by its connection with payers and providers; AtomicO8 has the right to house and manage PHI data.

Federal Agencies

There are numerous federal government agencies that administer existing rules governing PHI such as HIPAA and others that have additional rules and guidelines. AtomicO8, through the office of the company president, will ensure that all regulatory and reporting requirements are met. AtomicO8's president Kristen Montez has an extensive background in healthcare compliance and is an active member of the California State Bar. Kristen Montez maintains both the experience, education and is a licensed attorney providing in-house oversight and guidance for regulatory compliance.

Key Agencies *(not an exhaustive list, no particular order)*

- CDC (Center for Disease Control)
- CMS (Center for Medicare and Medicaid Services)
- FDA (Food and Drug Administration)
- NIH (National Institute of Health)
- HHS (Health and Human Services)
- ONC (Office of National Coordinator for Health)
- AHRQ (Agency for Health Research and Quality)
- OCR (Office for Civil Rights)
- NIST (National Institute of Standards and Technology)
- CDHCS (California Department of Health Care Services)

- CMIA (California Confidentiality of Medical Information Act (CMIA))

Various uses and disclosures and breach rules at the State level

Direct

HIPAA (Healthcare Information Privacy Accountability Act)

AtomicO8 will provide and post regulatory compliance and certification of HIPAA compliance. There is work on an update/expansion of HIPAA to specifically address the usage of PHI in new technologies. The update/expansion of HIPAA is not anticipated to have any adversarial effects on the company.

HITECH (Healthcare Information Technology for Economic and Clinical Health)

Expands the provisions and penalties of HIPAA specifically into the areas of electronic PHI data.

In-Direct

These are reporting and compliance requirements that are placed on payers that would be "passed though" to AtomicO8. ProviderActive will deliver data in accordance with regulations governing accessibility, formatting, scope and accuracy.

Litigation

The Company is not engaged in any material litigation.

The Company will update this document if material changes occur during the Offering period.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The Company intends to use the proceeds as follows:

• To fund general working capital;
• Continue to develop its PaaS and SaaS platforms; and
• Significantly increase its sales and marketing efforts to generate sales revenues.

Part of the capital used under this Offering will be used to pay for marketing and advertising to drive an increasing number of potential customers through our website. The Company also intends to use the proceeds of this and other Offerings to complete the build of its platform technologies and gain the required regulatory approvals which will enable customers to use the Company's platform. We intend to increase our digital and social media marketing spend, grow our channel partnership base, and make improvements to our platform to increase our revenues from the sale of our software products. As much of the Software has now been built, we anticipate that approximately one-fourth of the Company's expenses for the next 24 months will be spent on general working capital to build the company's brand and secure market share. We also anticipate that approximately three-fourths of the Company's costs during the next 24 months will be dedicated to technology development and maintenance. The balance will be used for marketing, advertising, legal & regulatory expenses and fees and sales and marketing.

As a technology organization in the healthcare space, AtomicO8 will operate as a "virtual organization." The resources used in the first five months will be for vendors and knowledge workers that typically work offsite. AtomicO8 operating as a virtual organization enables the use of capital funds for business development rather than office rent and the associated costs. Operating month seven begins the ramp-up for entrance into the market and the establishment of a home office location for the housing of full-time staff. AtomicO8 will utilize exclusive and dedicated hosted and managed services for ProviderActive, which eliminates the overhead, management, and operations of data centers.

We anticipate the proceeds from this Offering remaining after meeting offering expenses may be used as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Sales & Marketing	2.34%	$1,170	2.34%	$25,038
Legal and Regulatory	10.97%	$5,485	10.97%	$117,379
Technology Development	48.99%	$24,495	48.99%	$524,193
Working Capital	32.70%	$16,350	32.70%	$349,890
Total	**100%**	**$50,000**	**100%**	**$1,070,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Markus Toffe	Chief Executive Officer and Director	See below
Kristen Montez	Chief Operations Officer and Director	See below

Markus Toffe: Chief Executive Officer and Director

Markus is the creator and developer of ProviderActive, having a unique perspective on the dynamic between payors and providers, both in their technologies and their business models. With this perspective, his development of the fundamentals of ProviderActive's is its In-Line architecture that performs parallel Ai and intuitive BPM processes to actively respond to both user input and available data. His methodology in developing ProviderActive customizes each feature, function, and service in real-time for each user and system.

Markus has worked on industry transformative solutions and technologies at the enterprise and national levels. Markus has worked with Anthem Blue Cross in enterprise projects for their State-Sponsored Programs across all subsidiaries. Markus has served as an in-house project manager and a consultant for several of the largest national payors. He developed and implemented solutions for payors to engage with providers beyond "customer service."
His experience working with both payors and providers performing the digital transformation, systems integration, and best practice implementation provides the unique perspective necessary for ProviderActive's success in healthcare transformation.

Kristen Montez: Chief Operations Officer

Ms. Montez joined as the Company's COO in March of 2020. Ms Montez is a Founder of The Global Healthcare Law Group, APC, and has served as its founding attorney since August 2017. The Global Healthcare Law Group offers expertise in healthcare corporate structuring and governance, transactions and compliance, and medical malpractice. Prior to founding the Global Healthcare Law Group, she was a partner at Montez Law from August 2013 to August 2017. Ms. Montez received her Juris Doctor degree from Loyola Law School in 2008, and her Bachelor of Arts in Psychology from Lafayette College.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding equity securities:

Type of security	Common Stock
Amount outstanding/Face Value	7,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14%

Type of security	Preferred Stock
Amount outstanding/Face Value	3,000,000
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The preferred shares have a liquidation preference which may limit the amount of liquidation proceeds the holders of the SAFE would receive.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

The Company has no debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership

Markus Toffe, CEO	4,200,000 of Common Stock Shares	60%
Kristen Montez, COO	2,800,000 of Common Stock Shares	40%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

AtomicO8 Inc. (the "**Company**") was formed as a Delaware limited liability company on September 5, 2018 and converted to a Delaware corporation on May 13, 2020, and is headquartered in West Hills, California. The Company owns and operates the ProviderActive platform, which offers and provides a solution for interconnecting insurance companies with medical and other healthcare service providers; centralizes data across patients, providers, payers, insurance companies, etc.; and artificial intelligence services for data analytics.

Cash and Cash Equivalents

The Company has no cash and cash equivalents.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

There have been no material changes since the date of the Company's financial statements.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Financial Statements on Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	7,000,000	N/A	N/A	3/6/2020	4(a)(2)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $1,070,000 worth of Crowd Safe Units of SAFE (Simple Agreement for Future Equity) of the Company (the "**Securities**"), under Regulation CF (this "**Offering**") for a total of $1,070,000 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "**Target Offering Amount**") with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totalling the Target Offering Amount by December 31, 2021 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through Fundme.com (the "**Intermediary**"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing</u>**. The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $500.00.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

5.0% of the amount raised.

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 7,000,000 shares of common stock, par value $0.0001 per share, of which 1,000,000 common shares will be issued and outstanding, and (ii) 3,000,000 shares of Preferred Stock, par value $0.0001 per share, none of which will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $2,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

If the Securities are not converted, the more preferable conversion found above will be deemed the first equity financing price "***First Equity Financing Price***".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("**IPO**") or Change of Control (see below) (either of these events, a "**Liquidity Event**") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Pursuant to a Patent License Agreement, the Company received an exclusive license to manufacture, sell, and use apparatus embodying, employing and containing the Patented software platform from Elemental Holdings, Inc. Markus Toffe is an executive and shareholder of Elemental Holdings, Inc. and Atomic O8.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials
(attached)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Atomic 08, LLC
West Hills, California

We have reviewed the accompanying financial statements of Atomic 08, LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of income and members' earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Springer & Company, PLLC • 11294 South Woodhill Drive • Sandy UT 84092-5376
ph. 801-565-1201
springercompanycpa.com

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Springer & Company

Springer & Company, PLLC
Sandy, Utah
July 27, 2020

Atomic 08, LLC
Balance Sheet
as of December 31, 2019



Assets

Current Assets
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -

Liabilities & Members' Equity

Current Liabilities
Notes payable	$ 26,596
Total Current Liabilities	26,596

Members' Equity
Members Equity as of December 31, 2019	(26,596)
Total Liabilities & Members' Equity	$ -

Atomic 08, LLC
Statement of Income & Members' Earnings
as of December 31, 2019



Revenues	$	-
Expenses		
Startup expenses and professional fees	$	26,596
Total expenses		26,596
Net Loss	$	(26,596)
Members' Equity		
Members' Equity as of December 31, 2018		-
Members' Equity as of December 31, 2019	$	(26,596)

Atomic 08, LLC
Statement of Cash Flows
as of December 31, 2019



Cash Flows from Operating Activities	$	-
Cash Flows from Investing Activities		-
Cash Flows from Financing Activities		-
Cash on hand as of December 31, 2018		-
Cash on hand as of December 31, 2019	$	-
Supplemental Information:		
Interest paid	$	-
Proceeds from non-cash financing transaction	$	26,596



Atomic 08, LLC
Notes to Financial Statements
December 31, 2019

Note 1 – Summary of Significant Accounting Policies

The financial statement of Atomic 08, LLC have been prepared on the accrual basis of accounting. The significant policies are described below to enhance the usefulness of the financial statements to the reader.

Business Activity – Atomic08 is a solutions development and SaaS service specializing in medical and managed care data and operations. It is focusing on the data and process interchange between organizations and healthcare systems, streamlining operations, centralizing data, and reducing healthcare costs. Atomic08's flagship service is ProverActive. ProviderActive is a SaaS subscription-based inline solution for healthcare payors that simplifies managed healthcare, bringing resources back to care and not paperwork. The integration of Ai, BPM, and Big Data into the single cohesive solution of ProviderActive answers today's healthcare needs and provides agility for the demands of tomorrow. ProviderActive, a SaaS product, focusing on transforming managed care operations into intuitive, dynamic business processes actively engaging payors, providers and members.

Accounts Receivable – The company's accounts receivable will consist of amounts due from Customers. All amounts currently due and collectable will be recorded at value less an allowance for doubtful accounts if deemed necessary.

Fixed Assets – Fixed assets with a cost of $5,000 or more are capitalized and depreciated over their estimated useful lives using the straight-line method of deprecation.

Maintenance, repairs and renewals, which neither materially add value to the property nor prolong its useful economic life, are charged to expense as incurred.

Revenue Recognition – As a SaaS company, the Company recognized revenue under ASC 606 in that the company will recognize revenue as milestones and performance obligations per the client contract are met.

Income Taxes – The company is a Limited Liability Company and the net income or net loss will flow through to the members of the Company for tax purposes. No allowance or provision for taxes is made on the financial statements of the company.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Atomic 08, LLC
Notes to Financial Statements
December 31, 2019



Commencement of Operations – As of the date of management's review, the company has not commenced operations.

Subsequent Events – Subsequent events have been reviewed through the date of Managements' Review which is July 27, 2020.

Note 2 – Commitments and Contingencies

The company has entered into an agreement with Elemental Companies, Inc., a company under common control, to license its intellectual property to Atomic 08. The company will pay 2.5% on gross sales of all royalty-based products. The company will pay a minimum $15,000 per month due quarterly.

The company has an Unsecured Promissory Note for $27,064 at 2% interest that is due and payable upon successful receiving first round of funding. This is due and payable to a related party.

The company has an Unsecured Promissory Note for $7,500 at 2% interest that is due and payable upon receiving first round of funding.

Note 3 – Related Party Transactions

The company has an ongoing licensing agreement with Elemental Companies, Inc. as mentioned in Note 2. Elemental Companies, Inc. is under common control with Atomic 08.

As of December 31, 2019, a bank account had not been opened for the company. Various expenses were paid by a related party to the company. This note carries an interest rate of 2% and is due and payable upon successful completion of the first round of funding for the company. The note has a face value of $27,064.

Note 4 – Going Concern

The company has not commenced operations and has not shown any ability to sustain itself without outside assistance. As such, there is substantial doubt of the company's ability to exist as a going concern. The company is preparing for a round of financing to generate cash for initial operations.

Note 5 – Notes Payable

The company has a note payable to a related party as of December 31, 2020. The note had a balance of $26,596 as of December 31, 2019. The interest rate on the note is 2%. The note is due and payable upon successful completion of the first round of funding.

The company has a note payable to an individual for $7,500. The interest rate on the note is 2%. The note is due and payable upon successful completion of the first round of funding.

Atomic 08, LLC
Notes to Financial Statements
December 31, 2019



Note 6 – Subsequent Events

On May 8, 2020, the company converted its legal structure from a Delaware Limited Liability Company to a Delaware Corporation. As of that date and thereafter, the company will be known as Atomic 08, Inc.

EXHIBIT D

Offering Page found on Intermediary's Portal.

EXHIBIT E
Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ATOMICO8 INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2020 Crowd SAFE holders, the "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], AtomicO8 Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the

Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (2) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (1) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (2) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $2,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means Fundme.com, Inc., a registered securities crowdfunding portal, or a qualified successor.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   In the event an Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide Major Investor with Notice of the First Equity Financing consisting of any new equity securities, other than the Excluded Securities (as defined below) (the "New Securities"). The Notice shall include the price and terms of the New Securities. Major Investor shall have the right, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "Exercise Period"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Major Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Major Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Major Investor in the manner provided in this clause. Failure by the Major Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

ATOMICO8 INC.

_____
By:
Name: Markus Toffe
Title: Chief Executive Officer
Address: 7612 Vicky Avenue West Hills, CA 91307
Email: markus@atomico8.com

INVESTOR:

_____
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [____] between AtomicO8 Inc, a Delaware corporation (the "***Company***") and [____] ("***Stockholder***"). In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and Fundme.com (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

   b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other

agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, Fundme.com
Date   Date

EXHIBIT F

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